

Mail Stop 4720

August 12, 2015

Via E-mail
Eric Sherbet
General Counsel and Secretary
Patheon Holdings Coöperatief U.A.
111 Speen St, Suite 550
Framingham, Massachusetts 01701

>   **Re: Patheon Holdings Coöperatief U.A.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2015**
>   **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements of Patheon Holdings Cooperatief U.A.

Notes to Consolidated Financial Statements
1.Nature of Business, page F-47

1. We acknowledge your response to our prior comments 9 and 10. Based on your response, it is still unclear how Patheon, Inc. is the accounting acquirer. It appears that DPP was contributed to the partnership by DSM and Patheon, Inc. was acquired by the partnership. To help us understand the transaction, please provide us a diagram(s) that shows the relationship of all parties involved in the transactions (i.e., Contribution agreement, Arrangement agreement, acquisition of Patheon, Inc., the Combination). In this regard, throughout the filing multiple parties are referred to, for example, DSM

NewCo B.V., JLL/Delta Patheon G.P., JLL/Delta Patheon Holdings L.P., JLL/Delta Dutch Pledgeco B.V., etc. Please ensure that each party is addressed in your diagram(s) as applicable.

3. Business combinations, page F-55

Gallus BioPharmaceuticals Acquisition
Valuations of intangible assets acquired, page F-56

2. We acknowledge your revised disclosure in response to our prior comment 13. In your disclosure, please revise to include a description of the significant inputs used in the fair value measurements as required by ASC 820-10-50-1B(bbb).

DSM Pharmaceutical Products Group
Notes to the non-statutory combined financial statements

2. Basis of Preparation, page F-125

3. We acknowledge your response to our prior comment 16. While you have quantified the carve-out adjustments described on pages F-125 and F-126 in your response, these adjustments only represents €43.6 million of the total 'Receivables from related parties for carve-out adjustments' amount of €146.5 million at December 31, 2013. Please reconcile for us the other components that make up the remaining portion in 'Receivables from related parties for carve-out adjustments.'

4. We acknowledge your response to our prior comment 17 however we did not note any changes made to the filing as indicated in your response. In this regard, please indicate one basis of accounting that the consolidated financial statements were prepared. This basis should be consistent with the basis your auditors have opined in their audit report (i.e., International Financial Reporting Standards as issued by the International Accounting Standards Board).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
        Andrea Nicolas
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036